OLYMPUS PACIFIC MINERALS INC.

Notice Declaring Intention to be Qualified under
National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”)

June 11, 2007

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

Olympus Pacific Minerals Inc. (the “Issuer”) intends to be qualified to file a short form prospectus number NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualifications criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

OLYMPUS PACIFIC MINERALS INC.

______________________________
Name: David Seton
Title: Executive Chairman